Exhibit 99.1

Stantec

STN
TSX NYSE

FEBRUARY 21, 2018
ANNUAL
INFORMATION FORM

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1 Annual Information Form

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Annual Information Form

CORPORATE STRUCTURE	3
Name, Address, and Incorporation	3
Intercorporate Relationships	3

GENERAL DEVELOPMENT OF THE BUSINESS	5
2018	5
2017	5
2016	6
2015	8

DESCRIPTION OF THE BUSINESS	8
Research and Development	9
Competitive Conditions	10
Services	10
Employees	10
Sustainability	11
Global Operations	12

RISK FACTORS	12

DIVIDENDS	13

DESCRIPTION OF CAPITAL STRUCTURE	13
Preferred Shares	13
Common Shares	13

MARKET FOR SECURITIES	14
Trading Price and Volume	14

DIRECTORS AND OFFICERS	15
Directors’ and Executive Officers’ Share Ownership	16

AUDIT AND RISK COMMITTEE INFORMATION	17
Audit and Risk Committee Terms of Reference	17
Composition of the Audit and Risk Committee	17
Preapproval Policy	18
External Auditor Service Fees	19

LEGAL PROCEEDINGS AND REGULATORY ACTIONS	19

TRANSFER AGENT	19

MATERIAL CONTRACTS	19

INTERESTS OF EXPERTS	20

ADDITIONAL INFORMATION	20

NYSE CORPORATE GOVERNANCE DISCLOSURE	20

APPENDIX I – AUDIT AND RISK COMMITTEE
TERMS OF REFERENCE (MANDATE)	21

Stantec Inc.

Annual Information Form

February 21, 2018

Cautionary Note Regarding Forward-Looking Statements

Our public communications often include written or verbal “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 “safe harbor” provisions and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include future-oriented financial information.

Statements of this type are contained and incorporated by reference in this Annual Information Form (AIF) and include

●	The discussion of our goals, our key performance drivers, and our annual and long-term targets and expectations for our reportable segments, which can be found in our Management’s Discussion and Analysis (MD&A) section of our Annual Report for the year ended December 31, 2017. Refer to the following sections: Core Business, Outlook, Key Performance Drivers and Capabilities, and Cautionary Note Regarding Forward-Looking Statements sections (incorporated by reference in this AIF and filed under our profile on SEDAR at sedar.com and on EDGAR as an exhibit to our Form 40-F at sec.gov).

●	Our beliefs about our risk management strategy and our ability to compete effectively in the Description of the Business section in this AIF.

Forward-looking statements may involve, but are not limited to, comments with respect to our objectives for 2018 and beyond, strategies or future actions, dividend policy, targets, expectations for our financial condition or share price, and results of our outlook for our operations.

The purpose of this information is to describe management’s expectations and targets for measuring our success and to assist our shareholders to understand our financial position as at and for the periods ended on the dates presented in this AIF. We caution readers that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this AIF not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

The following factors—among others listed under the Outlook, Risk Factors, and Assumptions sections of our MD&A for the year ended December 31, 2017 (incorporated by reference in this AIF and filed under our profile on SEDAR at sedar.com and on EDGAR as an exhibit to our Form 40-F at sec.gov)—could cause our actual results to differ materially from those projected in our forward-looking statements:

●	Global economic conditions
●	Fluctuations in interest rates or currency values
●	Fluctuations in commodity prices
●	Effects of disruptions to public infrastructure spending
●	Effects of competition in the geographic or business areas in which we operate
●	Fluctuations in demand for design services

Many of these factors are beyond our control and have effects that are difficult to predict.

1	Stantec Inc.

Assumptions about the performance of the Canadian, US, and global economies in 2018 and how such performance will affect our business are material factors that we consider when determining our forward-looking statements. These assumptions are discussed in the Outlook and Cautionary Note Regarding Forward-Looking Statements sections of our MD&A for the year ended December 31, 2017 (incorporated by reference in this AIF and filed under our profile on SEDAR at sedar.com and on EDGAR as an exhibit to our Form 40-F at sec.gov).

For additional information regarding material and known risks and assumptions, see pages M-59 to M-67 and M-71 to M-72 of our MD&A, and for further information about our key performance drivers, see pages M-17 to M-21. Our MD&A for the year ended December 31, 2017 is incorporated by reference in this AIF and filed on SEDAR at sedar.com and on EDGAR as an exhibit to our Form 40-F at sec.gov.

We caution that various factors, including those discussed in our MD&A, could adversely affect our results. Investors and others should carefully consider these factors—as well as other uncertainties and potential events and the inherent uncertainty of forward-looking statements—when relying on these statements to make decisions about our Company.

The forward-looking statements contained in this AIF represent our expectations as at February 21, 2018, and are subject to change after that date. Except as may be required by law, we do not undertake to update any written or verbal forward-looking statement that we may make from time to time. Our current practice is to evaluate and, where we deem appropriate, provide updates to ranges of expected performance for 2018. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

2018 Annual Information Form
February 21, 2018	2	Stantec Inc.

Corporate Structure

Name, Address, and Incorporation

Stantec Inc. was incorporated under the Canada Business Corporations Act on March 23, 1984, as 131277 Canada Ltd. We have amended our Articles of Incorporation on several occasions to change share attributes, create and delete classes of shares, reorganize our outstanding share capital and split our common shares on a two-for-one basis, and change the minimum and maximum number of directors of our board.

Since incorporation, we have also amended our Articles of Incorporation several times to change our Company’s name:

●	August 15, 1984 – 131277 Canada Ltd. changed to Stanley Engineering Group Inc.
●	October 18, 1989 – Stanley Engineering Group Inc. changed to Stanley Technology Group Inc.
●	March 30, 1994 – Stanley Technology Group Inc. amalgamated with 3013901 Canada Limited and continued as Stanley Technology Group Inc.
●	October 28, 1998 – Stanley Technology Group Inc. changed to Stantec Inc.

Our head and principal office and our registered and records office are at 10160 – 112 Street, Edmonton, Alberta, Canada, T5K 2L6.

In this AIF, references to “Stantec” and the “Company” include (as the context may require) Stantec Inc. and all or some companies in which it has an interest. References to “our,” “us,” and “we” also refer to Stantec.

Intercorporate Relationships

The following chart lists, as at December 31, 2017, the intercorporate relationships among Stantec and its main operating subsidiaries; the percentage of voting and restricted shares of the subsidiaries owned, controlled, or directed by Stantec; and the governing jurisdiction of these subsidiaries. For our other subsidiaries not included in this list, the total assets and revenue owned, controlled, or directed by Stantec do not constitute more than 10%, individually, of the consolidated assets or consolidated revenues of Stantec as at December 31, 2017. These excluded subsidiaries also do not constitute more than 20%, in the aggregate, of the consolidated assets or consolidated revenues of Stantec as at December 31, 2017.

Name of Subsidiary	Percentage of Voting Shares		Percentage of Restricted Shares (1)	Governing Jurisdiction

3221969 Nova Scotia Company	100		100	Nova Scotia

Architecture Stantec Québec Ltée	49	(2)	n/a	Québec

International Insurance Group Inc.	100		n/a	Barbados

MWH Constructors, Inc.	100		n/a	Delaware

MWH International, Inc.	100		n/a	Delaware

Mustang Acquisition Holdings Inc.	100		n/a	Delaware

Stantec Architecture Inc.	0	(2)	n/a	North Carolina

Stantec Architecture Ltd.	0	(2)	n/a	Canada

Stantec Australia Pty Limited	100		n/a	Australia

Stantec Consulting Caribbean Ltd.	100		n/a	Barbados

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Name of Subsidiary	Percentage of Voting Shares		Percentage of Restricted Shares (1)	Governing Jurisdiction

Stantec Consulting International LLC	100		n/a	Arizona

Stantec Consulting International Ltd.	100		100	Canada

Stantec Consulting Ltd./Stantec Experts-conseils ltée	100		100	Canada

Stantec Consulting Michigan Inc.	100		n/a	Michigan

Stantec Consulting Services Inc.	100		100	New York

Stantec Delaware II LLC	100		n/a	Delaware

Stantec Geomatics Ltd.	50	(2)	100	Alberta

Stantec Global Capital Limited	100		n/a	United Kingdom

Stantec Holdings II Ltd.	100		n/a	Alberta

Stantec International Inc.	100	(3)	n/a	Pennsylvania

Stantec Limited	100		n/a	England and Wales

Stantec New Zealand	100		n/a	New Zealand

Stantec Planning and Landscape Architecture P.C.	0	(2)	n/a	Maine

Stantec Planning and Landscape Architecture P.C.	0	(2)	n/a	New York

Stantec Technology International Inc.	100		100	Delaware

Stantec Treatment Limited	100		n/a	United Kingdom

Stantec UK Limited	100		n/a	United Kingdom

n/a	– not applicable

(1)	In this AIF, “restricted shares” means nonvoting shares in the capital stock of a subsidiary of the Company.

(2)	Stantec has entered into a management agreement with respect to 100% of the voting shares of this corporation that allows Stantec direct control over any disposition of this corporation’s voting shares.

(3)	Held by a structured entity (an entity designed so that voting or similar rights are not the dominant factor in deciding who controls the entity).

2018 Annual Information Form
February 21, 2018	4	Stantec Inc.

General Development of the Business

2018

Acquisitions

On January 31, 2018, we announced the signing of a letter of intent for Stantec to acquire Occam Engineers Inc., a water, transportation and public works services firm operating in New Mexico and Texas. The transaction is expected to close in late March 2018, subject to customary closing conditions.

On February 13, 2018, we announced the signing of a letter of intent for Stantec to acquire Traffic Design Group, one of the largest transportation planning and traffic engineering design firms in New Zealand. The transaction is expected to close in early April 2018, subject to customary closing conditions.

Officer and Director Changes

On January 1, 2018, Gordon A. Johnston was appointed president and chief executive officer, and was appointed to Stantec’s board of directors.

Steve M. Fleck was appointed to the newly created position of chief practice and project officer on January 1, 2018.

Effective February 21, 2018, Richard C. Bradeen was appointed to Stantec’s board of directors as well as to serve as a member of the Audit and Risk Committee.

Three-Year History

Highlights of Stantec’s general development over the past three years follow.

2017

Acquisitions

In 2017, we acquired the following firms in Canada and the United States:

Month	Business Acquired	Nature of Business
April	Inventrix Engineering, Inc.	Provides engineering services in mechanical and plumbing design. Principally located in Seattle, Washington.
July	RNL Facilities Corporation	Provides public transit, civic, federal, energy, software development, telecommunications, and aerospace services. Principally located in Denver, Colorado.
October	North State Resources, Inc.	Provides environmental consulting. Principally located in Redding, California.

Divestitures

In May 2017, Stantec closed the sale of its water software business, Innovyze, Inc. and its subsidiaries, for gross proceeds of US$270 million, less working capital adjustments and assumed indebtedness. Innovyze joined Stantec as part of the MWH acquisition in 2016; subsequently, Stantec determined that Innovyze did not add synergies to Stantec’s core business.

Officer and Director Changes

On December 31, 2017, Robert J. Gomes retired from the position of president and chief executive officer.

In addition, Ivor Ruste did not stand for re-election as a director at our annual general meeting of shareholders held on May 11, 2017, and thus his service as a director of Stantec ended on that date.

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Renewal of Normal Course Issuer Bid

On November 9, 2017, we announced that the renewal of our Normal Course Issuer Bid (NCIB) was filed with and approved by the Toronto Stock Exchange (TSX). Pursuant to the NCIB, Stantec may purchase up to 2,278,747 common shares, representing approximately 2% of Stantec’s 113,937,358 issued and outstanding common shares as of October 31, 2017. Purchases were permitted to commence on November 14, 2017, and terminate no later than November 13, 2018. Except for block purchases permitted by the TSX, the number of shares purchased per day will not exceed 49,281 or approximately 25% of the average daily trading volume for the six full calendar months prior to October 31, 2017. During 2017, 465,713 common shares were repurchased for cancellation at a weighted average price of $30.9271 per share.

Organizational Evolution

In 2017, we continued the process of realigning our internal structure to better serve our clients. The 2016 acquisition of MWH Global, Inc. and its affiliated and subsidiary companies (MWH) added a global design presence in the water sector, including a top-tier presence in the United States and United Kingdom, and a global presence in waterpower and dams. To best leverage this expertise and offer a higher degree of leadership and increased visibility for clients and employees, effective January 1, 2017, we combined legacy Stantec’s Water sector from the Infrastructure business operating unit and MWH’s Water businesses into a separate business operating unit—Water.

Financing

In 2017, we amended our existing Credit Agreement twice. Effective March 28, 2017, we amended our Credit Agreement to allow for the sale of our equity securities in Innovyze, Inc. Effective May 5, 2017, we amended our term credit facility to convert the Tranche C sub-facility from US$116,700,000 to CDN$160,041,000.

2016

Acquisitions

In 2016, we acquired the following firms in Canada, the United States, and globally:

Month	Business Acquired	Nature of Business
March	Bury Holdings, Inc.	Provides engineering, landscape architecture, planning, construction administration, surveying, and sustainable solutions. Principally located in Austin, Texas.
May	MWH Global, Inc. (1)

Provides global engineering, consulting, and construction management services.

Principally located in Broomfield, Colorado, with additional offices in the United States, United Kingdom, Australia, New Zealand, South and Central America, Europe and the Middle East.

May	VOA Associates Incorporated	Provides expertise in architecture, interior design, landscaping, and planning. Principally located in Chicago, Illinois.
September	Edwards and Zuck, P.C. and Edwards and Zuck Consulting Engineers, D.P.C.	Provides mechanical, electrical, and plumbing engineering design services. Principally located in New York, New York.
December	Architecture | Tkalcic Bengert	Provides architecture, interior design, creative services, urban planning, and technical consulting services. Principally located in Edmonton, Alberta.

(1)	Significant acquisition – Stantec filed a Business Acquisition Report on July 8, 2016; a copy is available on SEDAR at sedar.com and on EDGAR as an exhibit to our Form 6-K at sec.gov.

2018 Annual Information Form
February 21, 2018	6	Stantec Inc.

Officer and Director Changes

While Stantec’s chief operating officer (COO) Richard Allen prepared to retire in 2016, the COO’s roles and responsibilities were divided into two positions to better meet the needs of Stantec’s diverse business model. Effective January 1, 2016:

●	Scott L. Murray was appointed chief operating officer (COO) – this role oversees Company operations, including health and safety, regional operations, and our Project Delivery Office

●	Valentino DiManno was appointed chief business officer (CBO) – this newly created role oversees all business operating units, account management, client development, and quality management

Reporting to the chief executive officer (CEO), the COO and CBO have equal leadership responsibility and work together to manage all aspects of Stantec’s business. We believe that these balanced roles further improve and strengthen our balanced leadership model.

In addition, David Emerson did not stand for re-election as a director at our annual general meeting of shareholders held on May 12, 2016, and thus his service as a director of Stantec ended on that date. Effective November 9, 2016, Marie-Lucie Morin was appointed to Stantec’s board of directors.

Organizational Evolution

Continuing the process of realigning our internal structure to better serve our clients, we recognized that although Environmental Services and Energy & Resources share many similar clients, their businesses are in fact different. To provide these groups with a more direct leadership and better visibility within the Company for the services they perform, effective August 2016, we made Environmental Services a fourth business operating unit. Our Mining, Oil & Gas, and Power sectors remained within the Energy & Resources business operating unit.

Addition of Construction Services

As a result of the MWH acquisition, our business model expanded to include Construction Services, where we provide construction management and project delivery at-risk services, primarily on water-related projects to key long-term clients in the United States and United Kingdom. For further information regarding Construction Services, see the Description of the Business section in this AIF.

Financing

We financed the MWH acquisition through the net proceeds of a public offering of 17,360,000 subscription receipts sold for $30.25 each for gross proceeds of $525.1 million. Each subscription receipt represented the right of the holder to receive one common share when the MWH acquisition closed, and funds were drawn from the Credit Facilities (described below).

The public offering of subscription receipts was completed through an agreement with CIBC World Markets Inc. and RBC Dominion Securities Inc. on behalf of a syndicate of underwriters on a bought-deal basis that included additional gross proceeds of up to approximately $78.8 million pursuant to the underwriters’ exercise of their overallotment option to purchase an additional 2,604,000 subscription receipts under the same terms as above.

On May 6, 2016, concurrent with the closing of the MWH acquisition, we entered into an agreement for new $1.25 billion senior secured credit facilities consisting of a senior secured revolving credit facility in the maximum amount of $800 million and a $450 million term loan in three tranches (the Credit Facilities). The revolving credit facility expires May 6, 2020, and may be repaid from time to time at our option. The Credit Facilities are available for future acquisitions, working capital needs, and general corporate purposes. Tranches A and B of the term loan were drawn in Canadian funds of $150 million each (due May 6, 2018, and May 6, 2019, respectively); tranche C was drawn in US funds of $116.7 million (due May 6, 2020).

7	Stantec Inc.

2015

Stantec Experts-Conseils Ltée

After acquiring the Canadian engineering operations of Dessau Inc., effective February 3, 2015, we filed a Certificate and Articles of Amendment to add Stantec Experts-conseils ltée as the corresponding French name for Stantec Consulting Ltd.

Acquisitions

In 2015, we acquired the following firms in Canada and the United States:

Month	Business Acquired	Nature of Business
January	Canadian engineering operations of Dessau Inc.

Provides engineering services in the healthcare, water, power, energy, transportation, and community development sectors, as well as telecommunications and security services.

Principally located in Montreal, Quebec.

February	Sparling, Inc.	Provides expertise in electrical engineering and architectural lighting design. Based in Seattle, Washington, with additional offices in San Diego, California, and in Portland, Oregon.
July	VI Engineering, LLC	Provides specialized engineering, design, analysis, and project management of high-voltage substations, transmission lines, and electric power systems. Principally located in Houston, Texas.
August	VA Consulting, Inc.	Provides architecture, engineering, planning, and environmental consulting services. Principally located in Irvine, California.
October	Fay, Spofford & Thorndike, Inc.	Provides transportation and water infrastructure, building design, and environmental services. Principally located in Burlington, Massachusetts.
December	Infrastructure Americas Division of Kellogg Brown & Root Services, Inc.

Provides transportation, water and wastewater, aviation, and civil and structural engineering services, including design-build, highway and bridge design, and construction engineering and inspection.

Principally located in Houston, Texas.

Divestitures

In December, we fully divested our operations in India to a company composed of a core group of Stantec leaders and senior staff in Ahmedabad, India. The new company, INI Design Studio, continues to provide design and client services. Stantec plans to continue working with INI Design Studio as a strategic partner for any continued work in the region.

For more information about the general development of our business and strategies for the upcoming year, see pages M-12 to M-16 and M-10 to M-12 of Stantec’s MD&A for the year ended December 31, 2017 (incorporated by reference in this AIF and filed on SEDAR at sedar.com and on EDGAR as an exhibit to our Form 40-F at sec.gov).

Description of the Business

Stantec collaborates across disciplines and industries to bring buildings, energy and resources, environmental, water, and infrastructure projects to life. Our work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe.

2018 Annual Information Form
February 21, 2018	8	Stantec Inc.

We have refined our long-standing business objective, which was to be a top 10 global design firm. Having achieved that goal in 2017 (based on rankings by Engineering News-Record magazine and based on revenue for design services), we now seek to maintain our position in the top 10, while also becoming a top-tier global design and delivery firm, not only by size but also assessed qualitatively based on our capabilities and perception in the market place.

Because of our diverse model, we can generally adapt to changes in market conditions by offsetting decreased demand for services in one business operating unit or geographic location with increased demand in another. We believe this strategy helps us to mitigate risk while we continue to increase our revenue and earnings.

Our chief operating decision maker (CEO) assesses our Company’s performance based on financial information available from our operating segments. In 2015 and the first quarter of 2016, our Company had one reportable segment, Consulting Services, an aggregate of our previous operating segments (regional geographic areas).

Our reportable segments (in accordance with IFRS) are based on our two primary service offerings, Consulting Services (split by geographic area) and Construction Services. The Company has four operating and reportable segments: Consulting Services – Canada, Consulting Services – United States, Consulting Services – Global, and Construction Services.

The following table illustrates the breakdown of gross revenue for our reportable segments in 2016 and 2017. All amounts in this AIF are in Canadian dollars unless otherwise noted.

2016

Reportable Segment	(millions $)%
Consulting Services – Canada	1,168.8	27%
Consulting Services – United States	2,062.9	48%
Consulting Services – Global	423.2	10%
Construction Services	645.2	15%

2017

Reportable Segment	(millions $)%
Consulting Services – Canada	1,191.7	23%
Consulting Services – United States	2,226.0	43%
Consulting Services – Global	611.0	12%
Construction Services	1,111.4	22%

In 2017, we earned 57% of our total gross revenue (including revenue from both Consulting Services and Construction Services) in the United States, 23% in Canada, and 20% in global markets. For Consulting Services, 55% of our gross revenue was earned in the United States, 30% in Canada, and 15% in global markets. For Construction Services, 64% was earned in the United States and 36% in global markets.

For additional information regarding our core business and strategy, see our MD&A for the year ended December 31, 2017, pages M-2 and M-12 to M-16 (incorporated by reference in this AIF and filed on SEDAR at sedar.com and on EDGAR as an exhibit to our Form 40-F at sec.gov).

Research and Development

We generally conduct research and development for a client’s specific project requirements or for internal purposes to develop tools or design techniques to improve our competitive advantage. Most research and development is conducted in the areas of infrastructure evaluation and management systems, augmented and virtual reality, parametric design, hydraulic modeling of water and wastewater systems, wastewater treatment, and pavement evaluation and management systems.

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Competitive Conditions

We work in highly competitive markets and have numerous competitors for all our services. The number and identity of competitors vary widely with the type of service we provide. For small to midsized projects, we compete with many engineering, architecture, construction management, and other professional consulting firms. For larger projects, we have fewer but still many competitors; however, some competitors may have greater financial and other resources than we have. Although we compete with large private and public companies in certain geographic locations, our primary competitors are small to midsized privately held regional firms.

We believe that our operating structure, our operating philosophy, our enterprise systems, and the diversity and scope of our professional services differentiate us from other engineering, architecture, construction management, and professional consulting firms, be they private or public, small or large.

The main competitive advantages that we have in the services we offer are reputation, experience, breadth and quality of services, technical proficiency, local offices, competitive total project fees, and integrated service delivery. Our successful track record of acquiring and integrating firms also provides us with a competitive advantage. Given the expanding demand for the services we provide, additional competitors will likely emerge. Even with this increased competition, we believe that we will compete effectively because of our strengths and expertise in engineering, architecture, construction management, construction services, and related professional services, as well as our successful track record of service delivery.

Services

We serve many diverse clients in the private and public sectors and aim to establish ongoing relationships with clients that are likely to produce repeat business. We work on tens of thousands of projects, for thousands of clients, in hundreds of locations, ensuring that we do not rely on a few large projects for our revenue.

In Consulting Services, we provide knowledge-based solutions through value-added professional consulting services in engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics in the areas of infrastructure and facilities, principally under fee-for-service agreements with clients.

In Construction Services, we provide construction management and project delivery at-risk services, primarily on water-related projects to key long-term clients in the United States and United Kingdom. We offer start-to-finish construction capabilities to municipal, utility, federal, and industrial clients, including commissioning and start-up services. Separate from project delivery, we also provide construction management and professional supervision services. Construction Services revenue is derived primarily from cost-reimbursable, guaranteed-maximum price contracts and fixed-price contracts.

We offer a range of pricing structures to our clients but usually provide our services based on a fixed or variable-fee contract (with a ceiling) or a time-and-material contract (without a stated ceiling). Most assignments are acquired because of our expertise and contacts; others are obtained through a competitive bidding process.

Employees

As at December 31, 2017, we had approximately 22,000 staff, including professionals, technologists and technicians, and support personnel.

We are a knowledge-based organization, always seeking talented and skilled professionals for all of our specialized services. We use various recruitment strategies to address staffing needs: an employee referral bonus program, website job postings, career fairs, student programs, and opportunities to transfer to other office locations.

2018 Annual Information Form
February 21, 2018	10	Stantec Inc.

Sustainability

Sustainability is critical to ensure Stantec’s long-term competitiveness and maintain our position as a top 10 global design firm. We have a formal Sustainability Program built on the premise that positive economic results are enabled when we effectively manage our environmental, social, and governance (ESG) concerns. Our Sustainability Policy guides us in implementing best practices that meet the letter and spirit of applicable laws and regulations as well as recognized international ESG frameworks.

Internally at Stantec, we

●	Take responsibility for the impacts of our operations and choose approaches of least impact to the environment

●	Strive to provide a diverse, inclusive, and equitable workplace for our employees

●	Actively volunteer in our communities and annually donate to charity

●	Are committed to ethical business behavior.

For our clients, we incorporate sustainability into all of our service offerings and have built a leading sustainability consulting practice in all of the markets we serve, across all sectors.

Accountability for our sustainability performance sits with an Executive ESG Committee that is chaired by the chief operating officer and coordinated by the program manager for Sustainability. Committee members include senior managers from finance, legal, human resources, health, safety, security and the environment (HSSE), procurement, strategy, and integrated management.

Details of our Sustainability Program are provided in our annual Sustainability Report. ESG highlights of the report are included below.

Environment

Stantec manages, monitors, and improves our environmental performance with an Environmental Management System (EMS). Our EMS is registered to the International Organization for Standardization’s (ISO) 14001:2015 environmental management standard, which is recognized internationally as the consensus environmental standard. Independent (third-party) audits of the EMS are conducted annually. Our environmental management is centered on reducing the environmental impact of our operations as well as complying with environmental regulations. We focus on diminishing environmental risk by fostering an understanding at all levels of the organization.

Stantec tracks and publicly reports our greenhouse gas emissions and energy use and sets formal reduction goals. We also take active measures to minimize the resources used in our operations to bring direct environmental benefits, increase our efficiency, and provide cost savings.

Social

Stantec is a people-centered company and our social commitments touch our workforce, the health and safety of everyone our work touches, and the communities where we work and live.

We are a professional services company that relies on the expertise of highly technical staff. We work hard to hire the best in the industry and focus on managing, mentoring, and retaining our key people. Stantec offers a flexible and collaborative work environment as well as employee benefits that meet and often exceed industry standards. We also encourage and support creativity, innovation, and research to better prepare for future client needs and to promote thought leadership.

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Stantec’s Health, Safety, Security and Environment (HSSE) Policy supports the wellbeing of our employees, partners, and clients. We maintain an Occupational Health & Safety Management System (OHSMS), which received external third-party certification under the consensus-based international standard for occupational health and safety—OHSAS 18001:2007. Independent (third-party) audits of the OHSMS are conducted annually. To address our Company’s diversity, the HSSE team develops core practices that can be implemented Company-wide yet are adaptable to suit the needs of any region, business operating unit, client, or project. Stantec tracks lagging indicators (e.g., workers’ compensation costs, total recordable injury rates) and leading indicators (e.g., site visits, file reviews, safety meetings, worksite inspections) to gauge the effectiveness of our HSSE program.

Stantec’s priority for community engagement includes strategic philanthropy and partnerships. We commit to our communities by investing in initiatives that build capacity and support long-term change. We do this by contributing time, expertise, and money to the arts, education, environment, and health and wellness. Stantec also has a specific focus on maintaining respectful and successful relationships with Indigenous communities.

Governance

Stantec believes that good governance is essential to maintaining an ethical and effective corporate culture so that we can provide value for all stakeholders. By embracing ethical business practices, we demonstrate our Company values and, in turn, establish a competitive advantage in a global marketplace.

Our Integrated Management System (IMS) provides a disciplined and accountable framework that monitors risks and hazards, reduces inefficiencies, maximizes Company resources, and directly supports implementation of our strategy. This IMS includes the EMS and OHSMS described above as well as a Quality Management System that is ISO 9001:2008 certified and an IT Service Management System that is ISO/IEC20000-1:2011 certified. Independent (third-party) audits of the IMS are conducted annually. Stantec focuses on data privacy and maintains comprehensive IT security systems. We also have a Partner Code of Conduct program that passes our ESG expectations along to our supply chain.

Additional information on our board of directors, risk management, and strategic planning process can be found in Stantec’s 2017 Annual Report and Management Information Circular.

Global Operations

In 2017, Stantec remained active internationally; gross revenue from Global operations was approximately $1,014.6 million.

We perform work and have permanent offices located in the United Kingdom, Europe, Australia, New Zealand, the Middle East, China, Taiwan, Turkey, South and Central America, and the Caribbean.

All Stantec projects are reviewed in accordance with Stantec’s Project Management Framework, which includes following legal, financial, and technical processes, among other things. As well, each in-country project is examined to ensure that any health, safety, and security or political risks are acceptable. All major projects are subject to major project reviews, when applicable, and all projects have an executive leadership sponsor.

Risk Factors

For a review of the risks pertaining to our Company, please refer to our MD&A for the year ended December 31, 2017, pages M-59 to M-67 (incorporated by reference in this AIF and filed on SEDAR at sedar.com and on EDGAR as an exhibit to our Form 40-F at sec.gov).

2018 Annual Information Form
February 21, 2018	12	Stantec Inc.

Dividends

On February 15, 2012, Stantec’s board of directors approved our Dividend Policy and concurrently declared Stantec’s first quarterly dividend. Pursuant to our Dividend Policy, the Company anticipates it will pay a quarterly dividend to shareholders of record on the last business day of each quarter with actual payment to be made to those shareholders on or about the fifteenth day of the following month.

Since the adoption of our Dividend Policy, we have paid quarterly dividends on our common shares. While the Company aims to declare and pay a dividend quarterly, our Dividend Policy is at the sole discretion of our board of directors and may vary depending on a variety of factors, including prevailing economic and market conditions, the Company’s earnings, the financial requirements for the Company’s operations, the business strategy of the Company, the provisions of applicable law, and any other factors that our board of directors considers relevant. Additionally, Stantec is required to meet certain financial thresholds under the Credit Facilities; this may restrict Stantec’s ability to declare and pay dividends. Therefore, Stantec cannot guarantee that our Dividend Policy will be maintained.

The following table outlines cash dividends paid per common share in 2017, 2016, and 2015.

Dividends Paid ($ per common share)

	Year (Total)	Q4	Q3	Q2	Q1
2017	0.50	0.125	0.125	0.125	0.125
2016	0.45	0.1125	0.1125	0.1125	0.1125
2015	0.42	0.105	0.105	0.105	0.105

Description of Capital Structure

Our authorized share capital consists of an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares. As at December 31, 2017, no preferred shares and 113,991,676 common shares were issued and outstanding.

Preferred Shares

Preferred shares may be issued in one or more series. The board of directors determines the number of shares and the rights, privileges, restrictions, and conditions attaching to each series. The holders of the preferred shares as a class are not entitled to receive notice of or attend any shareholders’ meeting and are not entitled to vote at any shareholders’ meeting, except to approve amendments to the terms of the preferred shares as a class or as required by law.

Each series of preferred shares will rank pari passu with each of the other series of preferred shares with respect to the entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec. Preferred shares as a class rank ahead of common shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec.

Common Shares

The holders of common shares are entitled to receive, as and when declared by our board of directors, dividends in an amount and form that our board of directors may from time to time determine. Holders of common shares are entitled to receive notice of and to attend all shareholders’ meetings. They will have one vote for each common share held at all such meetings, unless the meeting is only for holders of another specified class or series of our shares who are entitled to vote separately as a class or series.

Common shares rank behind preferred shares with respect to entitlement to dividends and distribution of assets in the event of the liquidation, dissolution, or winding up of Stantec.

13	Stantec Inc.

Market for Securities

Trading Price and Volume

Our common shares are listed for trading on the TSX and New York Stock Exchange (NYSE) under the symbol “STN”.

The following table outlines the monthly trading data on the TSX for January 1 to December 31, 2017:

Toronto Stock Exchange 2017

Month	High	Low	Volume

January	$36.06	$32.80	3,776,980

February	$36.74	$33.00	4,488,233

March	$35.34	$33.33	4,049,634

April	$36.21	$33.52	4,176,770

May	$35.36	$30.24	8,275,375

June	$33.37	$30.69	4,317,775

July	$32.80	$31.31	2,185,995

August	$34.97	$30.97	4,132,950

September	$34.96	$33.58	3,298,792

October	$37.13	$34.61	3,289,711

November	$36.95	$33.95	5,127,464

December	$35.48	$33.99	3,333,459

Total			50,453,138

The following table outlines the monthly trading data on the NYSE (in US$) for January 1 to December 31, 2017:

New York Stock Exchange 2017

Month	High	Low	Volume

January	$27.50	$24.70	374,913

February	$28.00	$25.20	407,295

March	$26.55	$24.90	565,433

April	$27.10	$24.85	330,916

May	$25.70	$22.25	690,625

June	$25.60	$22.80	375,117

July	$25.70	$24.55	387,439

August	$27.80	$24.50	610,159

September	$28.55	$27.40	440,190

October	$28.85	$27.65	387,272

November	$28.75	$26.75	562,496

December	$28.15	$26.45	303,183

Total			5,435,038

2018 Annual Information Form
February 21, 2018	14	Stantec Inc.

Directors and Officers

The following table lists Stantec’s directors as of February 21, 2018, and their municipality of residence and principal occupation:

Directors of Stantec Inc.

Name and Municipality of Residence	Principal Occupation	Director Since

Douglas K. Ammerman Laguna Beach, California, United States	Corporate Director	2011

Richard C. Bradeen Montreal, Quebec, Canada	Corporate Director	2018

Delores M. Etter Camano Island, Washington, United States	Corporate Director	2011

Anthony P. Franceschini Edmonton, Alberta, Canada	Corporate Director	1994

Robert J. Gomes Edmonton, Alberta, Canada	Corporate Director	2009

Susan E. Hartman Evergreen, Colorado, United States	President and Chief Executive Officer of The Hartman Group (a management consulting firm)	2004

Gordon A. Johnston Edmonton, Alberta, Canada	President and Chief Executive Officer of Stantec Inc.	2018

Aram H. Keith (1) Monarch Beach, California, United States	Corporate Director	2005

Donald J. Lowry Edmonton, Alberta, Canada	Corporate Director	2013

Marie-Lucie Morin Ottawa, Ontario, Canada	Corporate Director	2016

(1)	Mr. Keith is the chair of our board.

All Stantec directors are elected annually and hold office until the next annual shareholders’ meeting or until their earlier resignation. All directors have held the positions listed in the table above or other executive positions with the same or associated firms or organizations during the past five years or more, except the following:

●	Mr. Lowry was president and CEO of EPCOR Utilities Inc. until March 2013
●	Ms. Morin was an executive director at the World Bank in Washington, DC, until January 2013 and, subsequently, a corporate director and consultant until December 2015
●	Mr. Bradeen was a senior vice-president with Bombardier Inc. until October 2013
●	Ms. Etter was a professor of electrical engineering until December 2016
●	Mr. Gomes was president and CEO of Stantec until December 31, 2017
●	Mr. Johnston was appointed president and CEO of Stantec on January 1, 2018

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The following table lists the executive officers of Stantec as of February 21, 2018, and their municipality of residence, and principal occupation in the five preceding years:

Executive Officers of Stantec Inc.

Name and Municipality of Residence	Officer Position Held	Principal Occupation

Gordon A. Johnston Edmonton, Alberta, Canada	President and Chief Executive Officer	President and Chief Executive Officer, Stantec Inc.

Daniel J. Lefaivre St. Albert, Alberta, Canada	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer, Stantec Inc.

Scott L. Murray Lexington, Kentucky, United States	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer, Stantec Inc.

Valentino DiManno Calgary, Alberta, Canada	Executive Vice President and Chief Business Officer	Executive Vice President and Chief Business Officer, Stantec Inc.

Steve M. Fleck Vancouver, British Columbia, Canada	Executive Vice President and Chief Practice and Project Officer	Executive Vice President and Chief Practice and Project Officer, Stantec Inc.

Paul J. D. Alpern Sherwood Park, Alberta, Canada	Senior Vice President, Secretary and General Counsel	Senior Vice President, Secretary and General Counsel, Stantec Inc.

Scott L. Murray joined Stantec in 2008 and was appointed executive vice president and regional operating unit leader for the United States in 2013. He was appointed as chief operating officer on January 1, 2016.

Valentino DiManno was appointed executive vice president in 2013, serving as regional operating unit leader for Canada and business operating unit leader for Energy & Resources before his appointment as chief business officer on January 1, 2016.

Steve M. Fleck joined Stantec in 2007 and was appointed executive vice president of Stantec’s Project Delivery Office in 2015. He was appointed to lead the Programs and Business Solutions group in 2016 and was appointed as chief practice and project officer on January 1, 2018.

Gordon A. Johnston was the regional business leader for Stantec’s Water group in Western Canada before assuming the role of business leader for Stantec’s Water business line in 2010. In 2015, he was named executive vice president for the Company’s Infrastructure business operating unit, and he held that position until his appointment to president and chief executive officer on January 1, 2018.

All other executive officers have held the positions listed in the previous table or other executive positions with the same or associated firms or organizations during the past five years or more.

The following lists the members of each committee of the board in 2017:

●	Audit and Risk Committee – Douglas K. Ammerman (chair), Anthony P. Franceschini, and Donald J. Lowry
●	Corporate Governance and Compensation Committee – Susan E. Hartman (chair), Delores M. Etter, Donald J. Lowry, and Marie-Lucie Morin

On February 21, 2018, Richard C. Bradeen was appointed as a member of Stantec’s Audit and Risk Committee.

Directors’ and Executive Officers’ Share Ownership

As of December 31, 2017, as a group, our directors and executive officers, beneficially owned, controlled, or directed, either directly or indirectly, 1,108,908 common shares being 0.97% of our issued and outstanding common shares.

2018 Annual Information Form
February 21, 2018	16	Stantec Inc.

Audit and Risk Committee Information

Audit and Risk Committee Terms of Reference

The responsibilities and duties of our Audit and Risk Committee are set out in the committee’s Terms of Reference (Mandate), which is attached as Appendix I to this AIF.

Composition of the Audit and Risk Committee

As of February 21, 2018, our Audit and Risk Committee members are Douglas K. Ammerman (chair), Richard C. Bradeen, Anthony P. Franceschini, and Donald J. Lowry.

The board of directors believes that the composition of the Audit and Risk Committee reflects an appropriate level of financial literacy and expertise. The board determined that each committee member is “independent” and “financially literate” (as those terms are defined under applicable Canadian and US securities laws). In addition, Mr. Ammerman, Mr. Bradeen and Mr. Lowry are each an “audit committee financial expert” (as this term is defined in the rules and regulations of the US Securities and Exchange Commission [SEC]).

The following information describes each committee member’s education and experience that is relevant to the performance of his or her committee responsibilities.

Douglas K. Ammerman

Mr. Ammerman is a retired partner of KPMG LLP which he was for almost 30 years; during that time, he served as the national practice partner, the managing partner of the Orange County office, and a member of KPMG’s nominating committee for its board of directors. He holds a master’s degree in business taxation from the University of Southern California, as well as a bachelor of arts degree with an accounting emphasis from California State University at Fullerton. Mr. Ammerman is past president and director emeritus of the Pacific Club and served in the Reagan administration as Special Assistant to the Secretary of Interior. He currently serves on the board of directors and audit committees of Fidelity National Financial, Inc.; William Lyon Homes Inc.; and J. Alexander’s Holdings, Inc.

With nearly 30 years’ experience in public accounting and as an audit committee member on a number of other boards, Mr. Ammerman has a strong familiarity with the preparation and review of interim and annual financial statements and is a valuable asset to the committee.

As of December 31, 2017, Mr. Ammerman owned 27,796 common shares valued at $977,307 and 36,911 deferred share units valued at $1,299,645.

Richard C. Bradeen

Mr. Bradeen served as Senior Vice-President, Strategy, Mergers & Acquisitions, Pension Investments, Corporate Audit Services and Risk Assessment of Bombardier Inc., Montreal (Bombardier), a leading worldwide manufacturer of planes and trains from February 2009 to October 2013. He started his career at Bombardier in 1997 as Vice President, Acquisitions and held increasingly senior roles. Prior to that, Mr. Bradeen served as a partner and a member of the Partnership Board of Directors of Ernst & Young (Canada). He joined Ernst & Young in 1978 and held increasingly senior roles over a 19-year period, including that of President, Corporate Finance Group in Toronto. He currently serves on the board of directors and audit committee of Superior Plus Corp.

Mr. Bradeen’s previous experience with Bombardier and Ernst & Young, as well as his service on the audit committee of Superior Plus, provides him with the relevant experience to perform his responsibilities as an audit committee member.

As of December 31, 2017, Mr. Bradeen owned no common shares and no deferred share units.

17	Stantec Inc.

Anthony P. Franceschini

Tony Franceschini was employed by Stantec between January 1978 and May 2009. He provided consulting services, management, and leadership, and served as president & CEO from June 1, 1998, until his retirement on May 14, 2009. He has been a director of Stantec since the Company became publicly traded in March 1994 and is a director of three other public companies: Esterline Technologies Corporation, ZCL Composites Inc., and AECON Group Inc. He is the chair of the audit committee for AECON Group and a member of the company’s risk committee. Additionally, he serves on the audit committee for Esterline Technologies Corporation.

As the former president & CEO of Stantec and with experience as a director and committee member of three other public companies (including service as an audit committee chair), Mr. Franceschini has acquired significant experience, allowing him to act as a member of the audit committee.

As of December 31, 2017, Mr. Franceschini owned 303,901 common shares valued at $10,685,159 and 52,512 deferred share units valued at $1,848,971.

Donald J. Lowry

Donald Lowry retired in March 2013 as president & CEO of EPCOR Utilities Inc. He remains chair of Capital Power Corporation, a publicly traded company formed when EPCOR spun off its generation business in July 2009. In 2011, he was named Alberta Business Person of the Year by Alberta Venture magazine. In January 2014, Mr. Lowry was named Alberta Resource Person of the Year for 2014 by the Alberta Chamber of Resources. He also acted as chair of the International Triathlon Union for the grand final events held in Edmonton in 2014, 2015 and 2016. Mr. Lowry was the chair of Canadian Oilsands Limited (TSX-COS) until February 2016, when the company was acquired. Mr. Lowry holds a bachelor of commerce (honors) and master of business administration degrees from the University of Manitoba, and he is a graduate of the Harvard Advanced Management Program and the Banff School of Management. Mr. Lowry obtained his Institute of Corporate Directors designation in January 2016 from the Rotman School of Business. He has more than 30 years of industry experience in the utilities, telecommunications, and power generation sectors, and currently serves on the audit committees for Melcor REIT and Hydrogenics Corporation.

Mr. Lowry’s education, past role as president & CEO of EPCOR Utilities Inc., and service on a number of boards and audit committees provide him with the relevant experience to perform his responsibilities as an audit committee member.

As of December 31, 2017, Mr. Lowry owned 21,100 common shares valued at $741,876 and 29,182 deferred share units valued at $1,027,506.

Preapproval Policy

The Audit and Risk Committee must preapprove the audit and non-audit services performed by the independent auditor to ensure that the provision of those services does not impair the auditor’s independence. Unless a type of service to be provided by the independent auditor has received general preapproval, it will require specific preapproval by the committee. Proposed services that exceed preapproved cost levels will require specific preapproval by the committee.

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February 21, 2018	18	Stantec Inc.

External Auditor Service Fees

Aggregate fees paid to Ernst & Young LLP, our external auditor, during fiscal years ended December 31, 2017, and 2016 follow:

Category	Note	2017 ($)	2016 ($)
Audit fees	1	6,419,000	4,265,000
Audit-related fees	2	147,800	22,400
Tax fees	3	3,806,600	2,369,300
All other fees	4	21,800	1,148,200
Total Fees		10,395,200	7,804,900

(1)	Audit fees: Audit services provided by Ernst & Young LLP for the audit and review of Stantec’s financial statements or services normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements, including the audit of the MWH opening balance sheet and subsidiary statutory audit requirements.

(2)	Audit-related fees: Assurance and related services provided by Ernst & Young LLP. These services can include accounting consultations and attest services not required by statute or regulation.

(3)	Tax fees: Professional services rendered by Ernst & Young LLP for income tax compliance of $855,000, which generally involve the preparation of US tax returns as well as preparation of certain of our International based Companies income tax returns. $2,951,600 for tax advice relating to mergers, acquisitions, financing structures and tax planning, mainly related to the MWH transaction as well as the Innovyze disposition and US tax reform.

(4)	All other fees: Non-audit assurance fees and related services provided by Ernst & Young LLP. These services include review engagements and international financial reporting standards consultations. Fees for 2016 include professional services rendered by Ernst & Young LLP for financial due diligence provided in connection with the MWH acquisition.

Legal Proceedings and Regulatory Actions

We have pending legal claims and suits both by and against us. These are typical of the industries we operate in. Where appropriate, these claims have been reported to our insurers and the insurers of our predecessors, who are in the process of adjusting or defending them. None are expected to have a material effect on our financial position.

No penalties or sanctions have been imposed against us by a court relating to provincial and territorial securities legislation or by a securities regulatory authority. Nor have any other penalties or sanctions been imposed by a court or regulatory body against us that would likely be considered important to a reasonable investor in making an investment decision. We have not entered into any settlement agreements before a court relating to provincial and territorial securities legislation or with a securities regulatory authority.

Transfer Agent

Computershare Trust Company of Canada is our transfer agent for our common shares listed on the TSX and NYSE at its offices in Calgary, Alberta; Toronto, Ontario; and Canton, Massachusetts.

Material Contracts

We did not enter into any material contracts outside the ordinary course of business in 2017.

Our Credit Agreement dated May 6, 2016, as amended on June 23, 2016, October 24, 2016, March 28, 2017 and May 5, 2017 among Stantec Inc. as borrower; Canadian Imperial Bank of Commerce as administrative agent, sole lead arranger and sole bookrunner; Canadian Imperial Bank of Commerce, HSBC Bank Canada, and Bank of America, N.A., Canada Branch as issuing banks; and certain other lenders with respect to the provision of certain credit facilities to Stantec Inc. is a material contract and has been filed on SEDAR.

We consider the acquisition of professional services firms and the provision of construction services to be in the ordinary course of our business.

19	Stantec Inc.

Interests of Experts

The Company’s auditor—Ernst & Young LLP, Chartered Professional Accountants—is at 10423 – 101 Street, Suite 1400, Edmonton, Alberta, T5H 0E7. The auditor is independent in accordance with the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of Alberta and has complied with the SEC’s rules on auditor independence.

Additional Information

Additional financial information is provided in our financial statements and our MD&A for our most recently completed financial year. Additional information contained in our Management Information Circular includes directors’ and officers’ remuneration and indebtedness, the principal holders of our securities, and securities authorized for issuance under equity compensation plans.

Copies of this AIF, as well as our latest Management Information Circular and Annual Report (which includes our MD&A and Audited Consolidated Financial Statements for the year ended December 31, 2017), may be obtained from our website at stantec.com or by mail on request from the Secretary at 10160 – 112 Street, Edmonton, Alberta, T5K 2L6. Additional information relating to our Company—including disclosure documents and any reports, statements, or other information that we file with Canadian provincial securities commissions or other similar regulatory authorities—is also available through SEDAR at sedar.com.

NYSE Corporate Governance Disclosure

As a foreign private issuer listed on the NYSE, we are generally entitled to follow the Canadian requirements to the extent not contrary to US securities laws, including the rules of National Instrument 58-101 and National Policy 58-201, with respect to corporate governance practices. Pursuant to Section 303A.11 of the NYSE’s Listed Company Manual, we are required to identify any significant ways that our corporate governance practices differ from those followed by US domestic companies under the NYSE’s listing standards. These differences can be found on our website at stantec.com.

2018 Annual Information Form
February 21, 2018	20	Stantec Inc.

Appendix I – Audit and Risk Committee

Terms of Reference (Mandate)

The following are the Audit and Risk Committee’s Terms of Reference (Mandate) effective as of February 21, 2018.

A.	Overview and Purpose

The Audit and Risk Committee is appointed by, and responsible to, the board of directors. The committee approves, monitors, evaluates, advises, and makes recommendations, in accordance with these terms of reference, on matters affecting the external and internal audits, risk management matters, the integrity of financial reporting, and the accounting control policies and practices of the Company. The involvement of the committee in overseeing the financial reporting process, including assessing the reasonableness of management’s accounting judgments and estimates and reviewing key filings with regulatory agencies, is an important element of the Company’s internal control over financial reporting. The committee has oversight responsibility for the performance of both the internal auditors and the external auditors. The committee also ensures the qualifications and independence of the external auditors. The committee has oversight of the Company’s compliance with legal and regulatory requirements.

It is not the duty of the committee to plan or conduct audits or to determine that the Company’s financial statements are complete, accurate, and in accordance with International Financial Reporting Standards.

B.	Authority and Responsibilities

The Audit and Risk Committee shall

●	Request such information and explanations in regard to the accounts of the Company as the committee may consider necessary and appropriate to carry out its duties and responsibilities.
●	Consider any other matters which, in the opinion of the committee or at the request of the board, would assist the directors to meet their responsibilities.
●	Provide reports and minutes of meetings to the board.
●	Engage independent counsel and other advisors as may be deemed or considered necessary, and determine the fees of such counsel and advisors. Receive confirmation from management that the Company has provided for adequate funding for the payment of compensation to the independent counsel and other advisors.

C.	Membership

The members of the committee shall be composed of a minimum of three independent directors, appointed by the board, all of whom must be financially literate as defined under the rules of the SEC and the New York Stock Exchange (NYSE) and applicable Canadian securities laws. At least one member shall have accounting or related financial management expertise and be an audit committee financial expert as defined in SEC regulations. For greater clarity, the board has adopted the definition of “independent director” as set out in Multilateral Instrument 52-110 of the Canadian Securities Administrators. The chair of the board of directors shall be an ex-officio member of the Audit and Risk Committee, in addition to the minimum number of required independent directors.

The chair of the committee shall be designated by the board.

Attendance by invitation at all or a portion of committee meetings is determined by the committee chair or its members and would normally include the chief financial officer of the Company, representatives of the external auditor, the internal auditor, and such other officers or support staff as may be deemed appropriate.

D.	Financial Statements and Disclosures

1	Review and recommend to the board for approval the annual audited financial statements and Management Discussion and Analysis.

2	Review and recommend to the board for approval the following public disclosure documents:
a.	The annual Management Information Circular and proxy materials

21	Stantec Inc.

b.	The Annual Information Form, including any regulatory requirements for Audit and Risk Committee reporting obligations

c.	The year-end news release on the earnings of the Company

d.	Other regulatory filings of a financial nature

3	Review and, if appropriate, approve and authorize the release of the quarterly unaudited financial statements, including Management’s Discussion and Analysis, the quarterly interim report to shareholders, and the quarterly news release on the earnings of the Company. However, in the event that there is a significant or extraordinary matter that, in the opinion of the committee, should be reviewed by the board before the release of such information, the matter shall be referred to the board for review.

4	Receive the quarterly report from the Disclosure Committee on the adequacy of disclosure with respect to material events in the Company’s financial statements, Management’s Discussion and Analysis, and earnings news releases.

5	Receive annually an evaluation from the internal auditor of the procedures that exist for the review of financial information (extracted or derived from the financial statements) that is publicly disclosed by the Company.

6	Review and recommend to the board for approval all annual financial statements, reports of a financial nature (other than quarterly unaudited financial statements), and the financial content of prospectuses or any other reports that require approval by the board prior to submission thereof to any regulatory authority.

7	Review the Audit and Risk Committee information required as part of the Annual Information Form.

8	Review with management on an annual basis, the Company’s obligations pursuant to guarantees (including those granted under the Surety Credit Facility) that have been issued and material obligations that have been entered into and the manner in which these guarantees and obligations have been, or should be, disclosed in the financial statements.

9	Review and assess, in conjunction with management and the external auditor, at least annually or on a quarterly basis where appropriate or required

a.	The appropriateness of accounting policies and financial reporting practices used by the Company, including alternative treatments that are available for consideration

b.	Any significant proposed changes in financial reporting and accounting policies and practices to be adopted by the Company

c.	Any new or pending developments in accounting and reporting standards that may affect or impact the Company

d.	Any off-balance sheet structures

e.	The key estimates and judgments of management that may be material to the financial reporting of the Company

10	At least annually, request the external auditor to provide their views on the quality (not just the acceptability) of the Company’s annual and interim financial reporting. Such quality assessment should encompass judgments about the appropriateness, aggressiveness, or conservatism of estimates and elective accounting principles or methods and judgments about the clarity of disclosures.

11	Review any litigation, claim, or other contingency, including tax assessments, that could have a material effect upon the financial position or operating results of the Company and the manner in which these matters have been disclosed in the financial statements.

12	Review with management on a quarterly basis the indicators of impairment to the Company’s goodwill.

E.	External Auditor

13	Assess the performance and consider the annual appointment of an external auditor for recommendation to the board for ultimate recommendation for appointment by the shareholders.

14	Review, approve, and execute the annual engagement letter with the external auditor, and ensure that there is a clear understanding between the board, the committee, the external auditor, and management that the

2018 Annual Information Form
February 21, 2018	22	Stantec Inc.

external auditor reports directly to the shareholders and the board through the committee. The terms of the engagement letter or the annual audit plan should include, but not be limited to, the following:

a.	Staffing

b.	Objectives and scope of the external audit work

c.	Materiality limits

d.	Audit reports required

e.	Areas of audit risk

f.	Timetable

g.	Proposed fees

15	Obtain and review a report from the external auditor at least annually regarding the auditor’s independence and the profession’s or audit firm’s requirements regarding audit partner rotation.

16	Approve, before the fact, the engagement of the external auditor for all non-audit services and the fees for such services, and consider the impact on the independence of the external audit work of fees for such non-audit services.

17	Review all fees paid to the external auditor for audit services and, if appropriate, recommend their approval to the board. Receive confirmation from management that the Company has provided for adequate funding for the payment of compensation to the external auditor.

18	Receive an annual certification from the external auditor that they participate in the public oversight program established by the Canadian Public Accountability Board (CPAB) and the standards of the US Public Company Accounting Oversight Board (PCAOB) and that they are in good standing with the CPAB and the PCAOB.

19	Review a report from the external auditors describing (a) the firm’s internal quality control procedures and (b) any material issues raised by the most recent internal quality control review or peer review of the firm or by any inquiry or investigation by governmental or professional authorities within the preceding five years regarding the audits carried out by the external auditor together with any steps taken to deal with any such issues.

20	Receive and resolve any disagreements between management and the external auditor regarding all aspects of the Company’s financial reporting.

21	Review with the external auditor the results of the annual audit examination including, but not limited to, the following:

a.	Any difficulties encountered, or restrictions imposed by management, during the annual audit

b.	Any significant accounting or financial reporting issues

c.	The auditor’s evaluation of the Company’s internal controls over financial reporting and management’s evaluation thereon, including internal control deficiencies identified by the auditor that have not been previously reported to the committee

d.	The auditor’s evaluation of the selection and application of accounting principles and estimates and the presentation of disclosures

e.	The post-audit or management letter or other material written communications containing any findings or recommendations of the external auditor including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses

f.	Any other matters which the external auditor should bring to the attention of the committee

22	Meet with the external auditor at every meeting of the committee or as requested by the auditor, without management representatives present, and meet with management, at least annually or as requested by management, without the external auditor present.

23	When there is to be a change in the external auditor, review all issues related to the change, including the information to be included in the notice of change of auditor called for under National Instrument 51-102 and the planned steps for an orderly transition.

24	Review and approve the Company’s hiring policies regarding employees and former employees of the present and former external auditors of the Company.

23	Stantec Inc.

25	Receive comments from the external auditor on their assessment of the effectiveness of the committee’s oversight of internal control over financial reporting.

26	Conduct an annual review of the external auditor, with the intention of identifying potential areas for improvement for the audit firm, and to reach a final conclusion on whether the auditor should be reappointed or the audit put out for tender.

F.	Internal Audit

27	Review the appointment or termination of the internal auditor.

28	Review and approve the internal audit charter periodically (at least every three years).

29	Review and approve the annual audit plan of the internal auditor (where applicable) and ensure that there is a clear understanding between the board, the committee, the internal auditor, and management that the internal auditor reports directly to the board through the committee. Receive confirmation from management that the Company has provided for adequate funding for the internal auditor. The terms of the audit plan should include, but not be limited to, the following:
a.	Staffing

b.	Objectives and scope of the internal audit work

c.	Materiality limits

d.	Audit reports required

e.	Areas of audit risk

f.	Timetable

g.	Proposed budget

30	Review with the internal auditor the results of their audit examination, including, but not be limited to, the following:

a.	Any difficulties encountered, or restrictions imposed by management, during the audit

b.	Any significant accounting or financial reporting issues

c.	The auditor’s evaluation of the Company’s system of internal accounting controls, procedures, and documentation

d.	The internal audit reports or other material written communications containing any findings or recommendations of the internal auditor, including management’s response thereto and the subsequent follow-up to any identified internal accounting control weaknesses

e.	Any other matters which the internal auditor should bring to the attention of the committee

31	Meet with the internal auditor at every meeting of the committee or as requested by the internal auditor, without management representatives present.

G.	Internal Controls

32	Obtain reasonable assurance, through discussions with and reports from management, the external auditor, and the internal auditors, that the accounting systems are reliable, the system for preparation of financial data reported to the market is adequate and effective, and the system of internal controls is effectively designed and implemented.

33	Review management’s annual report on the effectiveness of internal controls and procedures, as well as quarterly and annual chief executive officer and chief financial officer certificates filed pursuant to securities regulations.

34	Receive reports from management and/or the internal auditor on all significant deficiencies and material weaknesses identified.

35	Review annually, or as required, the appropriateness of the system of internal controls and approval policies and practices concerning the expenses of the officers of the Company, including the use of its assets.

36	Review and approve, on a quarterly after-the-fact basis, the expense accounts of the board chair and of the chief executive officer of the Company.

2018 Annual Information Form
February 21, 2018	24	Stantec Inc.

H.	Risk

General

37	Review at least annually with management
a.	The Company’s method of identifying, evaluating, mitigating, and reporting on the principal risks inherent in the Company’s businesses and strategic directions

b.	The systems, policies and practices applicable to the Company’s assessment, management, prevention and mitigation of risks (including strategic, operating, compliance, and reputation, as well as financial risks including but not limited to the foreign currency, liquidity and interest rate risk, the use of derivative instruments, counterparty credit exposure, litigation, and adequacy of tax provisions)

c.	The Company’s risk appetite, risk tolerance, and risk retention philosophy, including the Company’s loss prevention policies and insurance programs and corporate liability protection programs for directors and officers, as well as disaster response and business continuity plans

38	Receive an annual report from and review with management the status of the Company’s principal and emerging risks, as well as the related mitigation programs (the Enterprise Risk Management program). Receive quarterly updates from management on the Company’s Enterprise Risk Management program.

39	Review with management the disclosures of the Company’s risks and risk factors in the Company’s Annual Information Form, the Management’s Discussion and Analysis, and other regulatory filings.

40	Report to the board annually on its activities in connection with the risk oversight role referenced herein so that the board as a whole can fulfill its responsibilities for risk oversight.

41	Receive a risk assessment report from management following due diligence on acquisitions within North America with an enterprise value of C$100 million or greater, all acquisitions outside North America with an enterprise value of C$50 million or greater, and all acquisitions with atypical risks compared to our current service and business model; make such further inquiries as considered necessary; and report thereon to the board. The content of the risk assessment report will be developed by the committee in conjunction with management with appropriate case-by-case enhancements to reflect risk associated with each opportunity and will be reviewed annually by the committee.

Finance

42	Review and assess, in conjunction with management and the external auditor, at least annually or on a quarterly basis where appropriate or required, the impact of the Company’s capital structure on current and future profitability.

43	Review and recommend to the board of directors proposals requesting a grant of a guarantee issued by Stantec for an amount in excess of $50 million, prior to issuance.

44	Review and recommend to the board of directors proposals requesting a grant of a surety bond issued by Stantec or its subsidiaries for (a) an amount in excess of $50 million individually or (b) whereby virtue of the grant of such surety bond would put the aggregate value of all surety bonds issued and outstanding in excess of $500 million, prior to issuance.

45	Review and approve, if appropriate and as required, the decision to enter into swaps that are exempt from the requirements of sections 2(h)(1) and 2(h)(8) of the US Commodity Exchange Act and to exercise the end-user exception.

46	Review and approve, as required, any policies with respect to swaps, hedging activities, clearing, and the end-user exception.

I.	Compliance/Fraud

47	Receive quarterly reports on the Company’s fraud risk assessment activities.

48	In accordance with the Company’s integrity practices, review and determine the disposition of any complaints or correspondence received under the policy.

49	Discuss with management the Company’s policies and procedures designed to ensure an effective compliance and ethics program, including the Company’s code of ethics.

25	Stantec Inc.

50	Discuss with management and the Company’s in-house legal counsel any legal matters that may have a material impact on the financial statements or the Company’s compliance requirements.

51	Review quarterly the compliance certificate of the chief financial officer.

J.	Other

52	Review, as required, any claims of indemnification pursuant to the bylaws of the Company.

53	Receive at least annually a report from the chief financial officer regarding private aircraft use, including itinerary and passenger manifest.

54	Review and determine the disposition of any complaints received from shareholders or any regulatory body.

55	Conduct an annual assessment of the effectiveness of the committee and provide a report thereon to the board.

56	Review annually the terms of reference for the committee and recommend any required changes to the board.

K.	Meetings

57	Regular meetings of the committee are held at least four times each year.

58	Meetings may be called by the committee chair or by a majority of the committee members, usually in consultation with management of the Company.

59	Meetings are chaired by the committee chair or, in the chair’s absence, by a member chosen from among the committee.

60	A quorum for the transaction of business at any meeting of the committee is a majority of the appointed members.

61	The secretary of the Company shall provide for the delivery of notices, agendas, and supporting materials to the committee members at least five days prior to the meeting except in unusual circumstances.

62	Meetings may be conducted with members present or by telephone or other communications facilities that permit all persons participating in the meeting to hear or communicate with each other.

63	A written resolution signed by all committee members entitled to vote on that resolution at a meeting of the committee is as valid as one passed at a committee meeting.

64	The secretary of the Company, or his or her designate, shall be the secretary for the committee and shall keep a record of minutes of all meetings of the committee.

65	Minutes of the meetings of the committee shall be distributed by the secretary of the Company to all members of the committee and shall be submitted for approval at the next regular meeting of the committee.

2018 Annual Information Form
February 21, 2018	26	Stantec Inc.